UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

MMTEC, INC.

(Translation of registrant's name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People‘s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Board membership changes

Effective as of June 1, 2020, (i) Yiqing Zhang resigned as a Board member of MMTec, Inc. (the “Company”) effective immediately to pursue employment with (PRC) government, and (ii) Shuguo Li resigned as a Board member effective immediately to attend to his severe illness/personal health matters. Neither departure is for cause or any disagreement with the Company, its Board or management.

Effective as of the same date, the Board appointed Yong Ma and Shufang Lai to fill vacancies resulting from the above-referenced departures.

From January 2019 to present, Yong Ma is the Chief Executive Officer of Caishang Education Technology (Beijing) Co., Ltd. From January 2008 to December 2018, Yong Ma held the position of Chief Operating Officer of China Finance Online Co., Ltd. From December 2006 to January 2008, Yong was Tax Consulting Manager at PricewaterhouseCoopers Consulting. Yong Ma holds an EMBA degree from China Europe International Business School (2018), an MBA degree from Tsinghua University (2004) and a Bachelor’s degree in Automation from Nanjing University of Science and Technology (1994).

From July 2016 to present, Shufang Lai holds the title of Assistant Professor of Finance at Southern University of Science and Technology (PRC). Shufang Lai holds a Bachelor’s degree in Accounting from Communication University of China (2008) and a Ph.D degree in Accounting from The Chinese University of Hong Kong (2016).

Following the foregoing changes, the Company’s Board includes seven members, four of whom (Qingshun Meng, Yong Ma, Shufang Lai and Dongqiang Wang) are “independent” within the meaning of the NASDAQ rules. The Board’s standing committees are as follows:

• The Audit Committee: Shufang Lai (Chair and the Audit Committee financial expert), Qingshun Meng and Yong Ma;

• The Compensation Committee: Yong Ma (Chair), Shufang Lai and Qingshun Meng; and

• The Nominating Committee: Qingshun Meng (Chair), Yong Ma and Shufang Lai.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMtec, Inc.

By:	/s/ Zhen Fan
Zhen Fan, Chief Executive Officer

Date: June 2, 2020